MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

March 17, 2017

VIA EDGAR

Mr. Jason Fox, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Funds Series Trust (the “Trust”), File No. 811-10385
N-CSR Filing

Dear Mr. Fox:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission staff on March 9, 2017, regarding the Trust’s March 31, 2016 Annual Report to Shareholders, which was filed on June 3, 2016 (SEC Accession No. 0001193125-16-612564). Set forth below is the staff’s comment followed by the Trust’s response.

Comment: Language in the financial statements implies that the recoupment of an expense reimbursement could extend beyond three years due to a reference to the Trust’s fiscal year end.

Response: The Trust’s policy is to allow recoupment of an expense reimbursement within three years from the time the reimbursement took place. The Trust will amend the disclosure language in the financial statements on a going forward basis to clarify this position.

If you have any questions or further comments regarding this matter, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Trevor Smith, Pacific Life Insurance Company
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP